CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Kim Lee
 (905) 267-4230 kim.lee@mdsinc.com

For Immediate Release

MDS Reports Second Quarter 2009 Financial Results

TORONTO, CANADA, June 11, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported financial results for the three-month period ended
April 30, 2009.  On a GAAP basis, MDS reported total revenue of $282 million, a net loss of $17 million and a loss per share of $0.15 for the second quarter of 2009.  These results include a non-cash asset write-down of $16 million. Net revenue was $257 million and adjusted EBITDA was $31 million, compared with $326 million and $34 million in the prior year, respectively.  For the quarter, the Company announced adjusted earnings per share of $0.03, compared with $0.08 in the corresponding period a year ago.

Quarterly Highlights

•	Net revenue of $257 million, down 21% from $326 million in the prior year. Excluding the impact of foreign exchange, acquisitions and divestitures, net revenue decreased 10%.
•	Adjusted EBITDA of $31 million with 12% margin, versus $34 million with 10% margin in the prior year, as $15 million in restructuring and productivity savings largely offset market declines.
•	Adjusted earnings per share of $0.03, compared with $0.08 in the prior year, primarily driven by lower adjusted EBITDA and higher interest expense.
•	Period-end cash position increased $94 million to $243 million.
•
New product introductions to provide customers with advanced technology and improved performance, including the AB SCIEX TOF/TOF™ 5800 system, a new administration system for TheraSphere®, a suite of iMethods tests, and MetaXpress™ analysis software.

“With a vigilant focus on productivity, we offset declines in a soft market, and delivered solid margins and strong cash flow within the quarter,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.  “We continue to maintain a balance of disciplined cost control and strategic investments to make the Company more competitive during this challenging economic period.”

Operating Segment Results

MDS Pharma Services

			% Change
(millions of U.S. dollars)	Q2 2009	Q2 2008	Reported
Net Revenue Early Stage Late Stage	$56 49	$68 60	(18%) (18%)
	105	128	(18%)
Reimbursement revenue	25	24
Total revenue	$130	$152
Adjusted EBITDA	$3	$(1)	n.m.
	3%	(1%)
n.m. – not meaningful

For the second quarter, MDS Pharma Services reported adjusted EBITDA of $3 million, compared with a loss of $1 million last year.  This $4 million year-over-year increase was largely due to productivity gains and restructuring savings, partially offset by lower volumes.  Net revenue decreased 18% over the prior-year period with foreign exchange negatively impacting revenue by $9 million.  In the second quarter, Late Stage declines were primarily due to lower demand in Central Labs.  In Early Stage, declines were largely driven by lower revenues in bioanalytical services.

MDS Pharma Services recorded new business wins totaling $114 million, a sequential increase of 10%, compared with new business wins in the first quarter, but down 31% compared with $165 million of new business wins last year.  The sequential improvement was primarily driven by solid orders in Phase II-IV and Early Stage bioanalytical services.  The year-over-year decline was largely due to the impact of foreign exchange and slower market demand as customers reprioritize their research and development (R&D) projects.  Period-end backlog was $442 million, down 11% from $496 million in the prior year.  This decrease is primarily related to changes in foreign exchange and declines in Late Stage, partially offset by a 10% increase in Early Stage backlog.

As part of the Company’s quarterly balance sheet assessment, a non-cash write-down of $16 million was recorded in the second quarter to reflect the current fair value of MDS Pharma Services Central Labs fixed assets.

Subsequent to the quarter, as part of its ongoing strategic review process, MDS announced that it will strategically focus MDS Pharma Services on the delivery of Early Stage (Discovery through Phase IIa) services where the Company has a top-three market position.  As a result, MDS intends to sell its Late Stage (Phase II-IV and Central Labs) operations. On June 1, 2009, the Company announced an agreement to sell its Phase II-IV operations to INC Research, Inc. for approximately $50 million, including certain transition services and customary post-closing contingencies and adjustments.  This sale is expected to close during MDS’s fiscal third quarter of 2009 (the three months ending July 31, 2009).  A suitable buyer is being sought for Central Labs.

To further improve operating performance in a challenging economic environment, to sharpen the Company’s focus on Early Stage, and to reduce overhead associated with the exit from Late Stage, MDS Pharma Services has initiated restructuring actions in the third quarter of 2009.  MDS estimates the cost of this restructuring to be approximately $4 million, impacting some 180 people and generating roughly $9 million in annual savings.  As the Company plans to sell these operations, Late Stage will no longer be classified as part of continuing operations for financial reporting beginning in the third quarter of 2009.

To further build core competencies in Early Stage, MDS Pharma Services initiated a project in the second quarter to renovate and expand its preclinical operations in Taiwan.  The expanded facility will double the previous capacity to better serve emerging demand for services in the Asia-Pacific region.

MDS Nordion
			% Change
(millions of U.S. dollars)	Q2 2009	Q2 2008	Reported
Net revenue	$65	$80	(19%)
Adjusted EBITDA	$23	$24	(4%)
	35%	30%

MDS Nordion reported adjusted EBITDA of $23 million in the second quarter, down 4% compared with last year, and included an embedded derivative gain of $3 million, versus a gain of $2 million last year.  Excluding divestitures and foreign exchange, adjusted EBITDA increased 12% compared with last year.  Revenue for the second quarter was $65 million, compared with $80 million last year.  Excluding the $10 million negative impact of foreign exchange and $10 million related to the divestiture of certain product lines, revenue increased by $4 million, or 6% year-over-year.  Excluding the divestitures and foreign exchange, year-over-year improvement in revenue and adjusted EBITDA was primarily driven by strength in medical isotopes.

During the quarter, MDS Nordion launched an improved TheraSphere® administration system for physicians.  TheraSphere® is a targeted internal radiation therapy for patients with inoperable, primary liver cancer.  The new administration system allows for safer, faster, and more efficient administration of TheraSphere®, providing better treatment delivery for patients.

Subsequent to the quarter, MDS Nordion commenced the manufacture of Cardiogen-82® (Rubidium-82 generators) for Bracco Diagnostics Inc. (Part of Bracco Group).  CardioGen-82 is the only generator-based, cardiac Positron Emission Tomography (PET) perfusion imaging agent approved by the United States Food and Drug Administration (FDA). PET is a highly sensitive medical-imaging technique that produces a three-dimensional image of the functioning heart, allowing the cardiologist to identify regions of the heart muscle receiving poor blood flow.

After the end of the quarter, in May 2009, Atomic Energy of Canada Limited (AECL) announced that its National Research Universal (NRU) reactor would be out of service for at least three months.  Based on historical EBITDA trends related to NRU-supplied isotopes, MDS expects the financial impact of this shutdown to reduce

MDS Nordion's adjusted EBITDA by approximately $4 million for every month the NRU is out of service.  MDS is assessing plans to reduce costs over the extended shutdown period.  MDS Nordion continues to deliver positive EBITDA from sterilization technologies and radiopharmaceutical product and service lines.

MDS continues to work to secure a long-term reliable supply of medical isotopes.  In 1996, MDS Nordion contracted with AECL to complete and commission the MAPLE reactors, which were intended to replace the NRU.

In May 2008, this project was unilaterally discontinued by AECL and the Government of Canada.  MDS invested over $350 million in the MAPLE project, and believes that the completion of the MAPLE reactors is the best solution to provide global medical isotope supply.  More recently, MDS Nordion urged the AECL and Canadian Government to consult with international experts and obtain their assistance to activating the MAPLE project to address the current medical-isotope supply shortage.  In addition, MDS Nordion is examining longer-term supply alternatives and announced in the second quarter its collaboration with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based Molybdenum-99.

 MDS Analytical Technologies
			% Change
(millions of U.S. dollars)	Q2 2009	Q2 2008	Reported
Net revenue	$87	$118	(26%)
Adjusted EBITDA	$13	$17	(24%)
	15%	14%

In the second quarter, MDS Analytical Technologies reported $13 million in adjusted EBITDA, compared with

$17 million in the corresponding quarter last year.   Excluding $5 million of unfavorable impact from foreign exchange, primarily as a result of hedge positions established in 2008, adjusted EBITDA increased $1 million or 4%, driven by restructuring and productivity savings, which were largely offset by pricing and lower volumes.  For the quarter, MDS Analytical Technologies reported $87 million in revenue, down 26% from $118 million in the prior year.  The effect of foreign exchange reduced reported revenue by $11 million, or 9% year-over-year.  Including the impact of foreign exchange, total end-user revenue decreased 13%, with an 11% decline in mass spectrometry end-user revenue.  Soft end-user demand in pharmaceutical markets for instruments was the primary driver for the year-over-year decline in volumes across all product lines.  The Company continues to see growth in applied markets, services and new products – particularly the recently launched 5500 series of mass spectrometers, which are being well received by customers.

In the second quarter, MDS Analytical Technologies continued to introduce innovative technologies and products. The Company and its joint venture partner, Applied Biosystems (a division of Life Technologies Corporation) launched the AB SCIEX TOF/TOF™ 5800 system – the fastest, most sensitive MALDI-based mass spectrometer ever built.  This system is already commercially available and will help researchers advance the discovery of biomarkers.  MDS Analytical Technologies and Applied Biosystems also introduced a new suite of iMethod tests that simplify the use of mass spectrometry for food and water quality testing, forensic toxicology and clinical research, and MetaXpressPowerCore™ and MetaXpress® 3.0 image acquisition and analysis software, which are designed to accelerate the throughput of high content screening and expand toxicity applications.

Corporate and Other
			% Change
(millions of U.S. dollars)	Q2 2009	Q2 2008	Reported
Selling, general and administration	$(7)	$(7)	-
Adjusted EBITDA	$(8)	$(6)	(33%)

Corporate selling, general and administration expenses were $7 million in the second quarter of 2009, level compared with the second quarter of 2008.  These expenses included $3 million in corporate development costs primarily associated with the sale of MDS Pharma Services’ Phase II-IV operations, which were offset by a $2 million recovery in stock-based compensation expense.

Relative to cash performance, as of the end of the second quarter, MDS reported $243 million in cash and cash equivalents, which is approximately equivalent to the Company’s debt position of $276 million minus a government loan of $39 million, which is entirely offset by a corresponding financial instrument.

New Disclosure and Delivery Method for Reporting Financial Results
In the fourth quarter of 2008, MDS adopted a new approach to releasing quarterly financial results.  The Company no longer uses the newswires to issue its quarterly Management Discussion and Analysis (MD&A), and financial statements and notes. For the Company’s first, second and third quarters, the respective MD&A, and financial statements and notes, which are assessable through this link: http://www.mdsinc.com/investors/financial_results.asp, will be posted, concurrently with the press release announcing quarterly results, to the Company’s Website at mdsinc.com, and filed with Canadian and U.S. securities regulators.  For fourth quarter results, a press release will be issued with expanded disclosure.  However, fourth quarter results will no longer be accompanied by an MD&A, and financial statements and notes.  A comprehensive MD&A, with financial statements and notes, will be provided on a year-end basis with the Company’s Annual Report, Annual Information Form and Proxy Circular filings – all of which will also be posted to mdsinc.com.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EDT to discuss second quarter 2009 results.

The call will be Webcast live at www.mdsinc.com and will also be available in archived format at http://www.mdsinc.com/investors/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A,

Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

Also note that all financial data is now shown on a U.S. GAAP basis. MDS converted to U.S. GAAP reporting with the filing of the Company’s 2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

Non-GAAP measures, including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog, are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS’s use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results, or may have an impact on MDS’s financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for actual results to GAAP financial results in its MD&A and Annual Report.

MDS Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	As of April 30	As of October 31
(millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$243	$117
Accounts receivable, net	223	264
Notes receivable	14	75
Unbilled revenue	86	86
Inventories, net	88	85
Income taxes recoverable	64	61
Current portion of deferred tax assets	18	20
Prepaid expenses and other	33	16
Assets held for sale	6	6
Total current assets	775	730

Property, plant and equipment, net	278	301
Deferred tax assets	82	95
Long-term investments	25	30
Other long-term assets	98	108
Intangible assets, net	136	155
Goodwill	455	452
Total assets	$1,849	$1,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$246	$266
Current portion of deferred revenue	93	79
Income taxes payable	9	1
Current portion of long-term debt	36	19
Current portion of deferred tax liabilities	9	4
Total current liabilities	393	369

Long-term debt	240	263
Deferred revenue	11	10
Other long-term obligations	33	31
Deferred tax liabilities	81	108
Total liabilities	758	781

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of April 30, 2009 and October 31, 2008, respectively	489	489
Additional paid-in capital	76	75
Retained earnings	286	301
Accumulated other comprehensive income	240	225
Total shareholders’ equity	1,091	1,090
Total liabilities and shareholders’ equity	$1,849	$1,871

MDS Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of U.S. dollars, except per share amounts)	2009	2008 Restated	2009	2008 Restated
Revenues
Products	$135	$169	$269	$320
Services	122	157	245	302
Reimbursement revenues	25	24	43	50
Total revenues	282	350	557	672
Costs and expenses
Direct cost of products	82	106	164	201
Direct cost of services	77	101	154	193
Reimbursed expenses	25	24	43	50
Selling, general and administration	62	75	122	139
Research and development	14	22	28	42
Depreciation and amortization	23	23	45	50
Restructuring charges, net	-	1	4	1
Change in fair value of embedded derivatives	(3)	(3)	-	1
Other expenses (income), net	18	(7)	16	(7)
Total costs and expenses	298	342	576	670
Operating (loss) income	(16)	8	(19)	2
Interest expense	(5)	(3)	(10)	(6)
Interest income	3	4	6	10
Change in fair value of interest rate swaps	-	-	-	2
Equity earnings	9	10	15	24
(Loss) income before income taxes	(9)	19	(8)	32
Income tax (expense) recovery
- current	(2)	(3)	(12)	(25)
- deferred	(6)	(3)	5	25
	(8)	(6)	(7)	-
Net (loss) income	$(17)	$13	$(15)	$32

Basic and diluted (loss) earnings per share	$(0.15)	$0.11	$(0.13)	$0.27

    MDS Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of U.S. dollars)	2009	2008 Restated	2009	2008 Restated
Operating activities
Net (loss) income	$(17)	$13	$(15)	$32
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Items not affecting current cash flows	43	(3)	52	22
Changes in non-cash operating assets and liabilities	71	4	98	(134)
Cash provided by (used in) operating activities	97	14	135	(80)
Investing activities
Purchase of property, plant and equipment	(7)	(15)	(14)	(28)
Proceeds on sale of property, plant and equipment	-	2	3	3
Proceeds on sale of short-term investments	-	-	-	101
Proceeds on sale of long-term investment	-	4	-	7
Decrease (increase) in restricted cash	-	(2)	8	(3)
Other	-	(2)	-	(2)
Cash (used in) provided by investing activities	(7)	(13)	(3)	78
Financing activities
Repayment of long-term debt	(1)	(1)	(7)	(81)
Issuance of shares	-	4	-	5
Repurchase of shares	-	(12)	-	(17)
Cash used in financing activities	(1)	(9)	(7)	(93)
Effect of foreign exchange rate changes on cash and cash equivalents	5	3	1	(2)
Net increase (decrease) in cash and cash equivalents during the period	94	(5)	126	(97)
Cash and cash equivalents, beginning of period	149	130	117	222
Cash and cash equivalents, end of period	$243	$125	$243	$125

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

(millions of U.S. dollars)
Second Quarter			Year-to-date
2009	2008		2009	2008
$282	$350	Total revenues	$557	$672
(25)	(24)	Reimbursement revenues	(43)	(50)
$257	$326	Net revenues	$514	$622

$(17)	$13	Net (loss) income	$(15)	$32
8	6	Income tax expense	7	-
2	(1)	Interest expense (income), net	4	(4)
-	-	Change in fair value of interest rate swaps	-	(2)
23	23	Depreciation and amortization	45	50
16	41	EBITDA	41	76
-	1	Restructuring charges, net	6	1
16	-	Impairment of property, plant and equipment, net	16	-
-	3	Write-down of investments and valuation provisions	1	3
-	(10)	Change in FDA estimate	-	(10)
-	-	Loss on sale of business	-	2
(1)	(1)	Acquisition integration	(1)	2
$31	$34	Adjusted EBITDA	$63	$74
12%	10%	Adjusted EBITDA margin	12%	12%

Consolidated operating highlights and reconciliation of consolidated adjusted Earnings Per Share

	Second Quarter		Year-to-date
	2009	2008	2009	2008
Basic (loss) earnings per share from operations – as reported	$(0.15)	$0.11	$(0.13)	$0.27
Adjusted for:
Restructuring charges, net	-	0.01	0.03	0.01
Write-down of investments and valuation provisions	-	0.03	0.01	0.03
Impairment of property, plant and equipment, net	0.11	-	0.11	-
Change in FDA estimate	-	(0.06)	-	(0.06)
Change in fair value of interest rate swaps	-	-	-	(0.02)
Acquisition integration	(0.01)	(0.01)	(0.01)	0.01
Write-off of tax assets	0.08	-	0.08	-
Tax rate changes	-	-	-	(0.09)
Adjusted earnings per share from operations	$0.03	$0.08	$0.09	$0.15

Consolidated operating highlights and reconciliation of consolidated adjusted Income from Continuing Operations

(millions of U.S. dollars)
	Second Quarter		Year-to-date
	2009	2008	2009	2008
(Loss) income from operations – as reported	$(17)	$13	$(15)	$32
Adjusted for (after tax):
Restructuring charges, net	-	1	4	1
Write-down of investments and valuation provisions	-	3	1	3
Impairment of property, plant and equipment, net	13	-	13	-
Change in FDA estimate	-	(7)	-	(7)
Change in fair value of interest rate swaps	-	-	-	(2)
Acquisition integration	(1)	(1)	(1)	1
Write-off of tax assets	9	-	9	-
Tax rate changes	-	-	-	(11)
Adjusted income from operations	$4	$9	$11	$17